QUEST CAPITAL CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
SIX MONTHS ENDED JUNE 30, 2007

INTRODUCTION

The following information, prepared as of July 30, 2007, should be read in conjunction with Quest Capital Corp.’s (the “Company”) interim consolidated financial statements as at June 30, 2007 and for the six months ended June 30, 2007 and 2006 and its restated audited annual consolidated financial statements as at December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004 and related notes attached thereto.  These statements, together with the related management’s discussion and analysis (“MD&A”), have been prepared in accordance with Canadian generally accepted accounting principles (“Cdn GAAP”).  All amounts are expressed in Canadian dollars unless otherwise indicated.

The business of the Company consists of:

• mortgage financings secured by first and second real estate mortgages;
• commercial bridge loans provided primarily to publicly traded development stage companies;
• financial and corporate assistance in arranging equity offerings for companies; and
• management and administrative services to public and private companies.

The Company generates the majority of its revenues through interest it earns on its loan portfolio.  The Company’s revenues are subject to the return it is able to generate on its capital, its ability to reinvest funds as loans mature and are repaid and the nature and credit quality of its loan portfolio, including the quality of the collateral security.  In addition, the Company generates revenues from gains on the sale of marketable securities and investments.  The Company also receives fees from its corporate finance activities; these fees are subject to the number and value of the transactions in which the Company participates.

The following discussion, analysis and financial review is comprised of 13 main sections:

1.             RESULTS OF OPERATIONS
2.             SUMMARY OF QUARTERLY RESULTS
3.             LIQUIDITY
4.             RELATED PARTY TRANSACTIONS
5.             SUBSEQUENT AND PROPOSED TRANSACTIONS
6.             OFF BALANCE SHEET ARRANGEMENTS
7.             OUTLOOK
8.             CRITICAL ACCOUNTING POLICIES AND ESTIMATES
9.             CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION
10.           DISCLOSURE OF OUTSTANDING SHARE DATA
11.           RISKS AND UNCERTAINTIES
12.           FORWARD LOOKING INFORMATION
13.	MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Additional information about the Company, including its Annual Information Form and other public filings, are available on SEDAR at www.sedar.com.

1.	RESULTS OF OPERATIONS

Total assets as at June 30, 2007 were $295.8 million comprised of $26.2 million of cash, $3.6 million of marketable securities, $240.0 million in loans, $12.6 million in investments and $13.4 million of other assets.

The loan portfolio at June 30, 2007 was comprised of 88% in first and second real estate mortgages, 10% in the resource sectors and 2% in other sectors.  As at December 31, 2006, the loan portfolio was comprised of 87% in first and second real estate mortgages, 12% in resource sectors, and 1% in other sectors.  At June 30, 2007, mortgages were located as follows: 51% in British Columbia, 37% in Alberta, 10% in Ontario and 2% in other areas; of which 84% were first mortgages and 16% were second mortgages.  This investment concentration may vary from time to time depending on the investment opportunities available; however, in the near term the Company does not expect any material changes in the composition of its loan portfolio.  As at June 30, 2007, the Company’s loan portfolio consisted of 48 loans.

For the three months ended June 30, 2007 the Company had consolidated earnings before taxes of $10.7 million (net earnings of $7.4 million) compared to $11.7 million (net earnings of $10.9 million) in the comparative period in 2006.  During the first half of 2007, the Company had consolidated earnings before taxes of $20.1 million or $0.14 per share (net earnings of $14.8 million or $0.10 per share) compared to $20.0 million or $0.15 per share (net earnings of $18.9 million  or $0.14 per share.

Interest and Related Fees

During the first half of 2007, the Company earned interest and related fees of $20.9 million compared to $13.2 million in the first half of 2006, due to the growth in the loan portfolio over the past twelve months.  Total loans as at June 30, 2007 were $240.0 million as compared to $264.9 million (net of deferred interest and loan fees) as at December 31, 2006, representing a decrease of 9%, due to loans being repaid on or before maturity during the first half of 2007.

Included in interest and related fees is interest and related fees earned on bridge loans totaling $4.5 million during the six months ended June 30, 2007 compared to $1.7 million earned during the six months ended June 30, 2006.

Non-Interest Income

During the three months ended June 30, 2007, fees recorded from management and finder’s fees totaled $0.4 million, compared to $1.2 million in the comparative period in 2006.  This decrease is primarily due to a decrease in corporate finance services rendered as compared to the second quarter in 2006.

During the three months ended June 30, 2007, the Company recorded trading gains of $0.8 million compared to gains of $1.9 million in the comparative period in 2006.  During the first half of 2007, the Company recorded trading gains of $1.9 million as compared to $3.7 million in the first half of 2006.  The decrease in trading gains is the result of fewer broker warrants being exercised and subsequent sale of securities.

Net realized gains from the sales of investments resulted in the Company recording gains of $2.8 million in 2007 compared to gains of $4.8 million in the comparative period in 2006.  During the first half of 2007, the Company realized gains from the sale of investments of $3.9 million as compared to $7.7 million in the first half of 2006.

Expenses and Other

Total expenses and other for the three months ended June 30, 2007 were $3.4 million as compared to $3.4 million in the comparative period in 2006.  Total expenses and other for the six months ended June 30, 2007 were $7.5 million as compared to $6.9 million in the comparative period in 2005.

Salaries and benefits increased to $1.0 million for the three months ended June 30, 2007 compared to $0.7 million in the comparative period in 2006 as a result of expansion of the business and the addition of new employees.

Bonuses for the three months ended June 30, 2007 were $1.4 million as compared to $2.1 million in the comparative period in 2006.  The decrease in bonuses is a direct result of a decrease in the exercise and sale of broker warrants, which is a component of the incentive plan.  Bonus accruals and payments are in accordance with the Company’s incentive plan, and are subject to the approval of the Compensation Committee and Board of Directors.

Income tax expense was $3.4 million for the six months ended June 30, 2007, compared to an expense of $0.8 million in the comparative period in 2006.  The Company has recognized an additional $1.3 million future tax asset during the six months ended June 30, 2007, based on the likely realization of certain time released tax deductions which will be utilized against future taxable earnings.  Income tax expense reported in 2007 includes $0.1 million in current income taxes payable and $5.2 million in the net draw down of future income taxes, which is a non-cash item.

During the six months ended June 30, 2007, the Company has recorded $0.3 million as a sales tax expense, related to certain tax filings.  The change of $0.3 million in sale tax expense, as previously reported during the three months ended March 31, 2007, relates to management assessment and completion of certain sale tax filings.

Comprehensive Income

The Company is reporting comprehensive income for the first time in 2007, having adopted the new accounting standards for financial reporting which were effective for Canadian companies on January 1, 2007.  The two significant components of other comprehensive income are the unrealized mark-to-market gains on the Company’s investments, classified under the available-for-sale investment category, and currency translation adjustments.

2.	SUMMARY OF QUARTERLY RESULTS

(In thousands of Canadian dollars, except per share amounts)

	Second Qtr 2007	First Qtr 2007	Fourth Qtr 2006	Third Qtr 2006	Second Qtr 2006	First Qtr 2006	Fourth Qtr 2005	Third Qtr 2005
Interest and related fees	10,106	10,807	10,597	8,781	7,415	5,798	5,555	4,399
Non-interest income	4,014	2,883	1,265	3,368	7,905	5,961	4,028	1,883
Earnings before taxes	10,735	9,315	7,918	9,087	11,664	8,315	5,059	4,291
Net earnings	7,366	7,398	16,021	8,770	10,882	8,028	11,395	4,295
Basic Earnings Per Share	0.05	0.05	0.12	0.06	0.08	0.07	0.10	0.04
Total Assets	295,798	294,025	310,357	284,935	267,891	208,060	189,603	166,928
Total Liabilities	7,487	10,267	36,228	24,048	17,987	12,284	15,309	10,008

The Company’s interest and related fees have generally continued to increase for the past eight quarters as the Company’s loan portfolio grows.

Non-interest income varies by quarter depending on the management, advisory, and finder’s fees received, marketable securities’ trading gains/(losses) and realized gains and write-down of investments.  Quarter to quarter comparisons of financial results are not necessarily meaningful and should not be relied upon as an indication of future performance.

During the fourth quarter of 2005, second quarter of 2006 and fourth quarter of 2006, net earnings were positively impacted by the recognition of a future tax asset of $6.0 million, $0.8 million and $7.7 million, respectively, as a result of the likely realization of unused tax losses from future earnings.  In 2007, net earnings are reduced by the net drawdowns of these future tax assets, as previously recognized; however, this impact is a non-cash item.

3.	LIQUIDITY

The Company’s cash resources at June 30, 2007 were $26.2 million as compared to $9.5 million as at December 31, 2006.  The Company assumes short-term debt from time to time to fund its investments and loan operations.  In March 2007, the Company established a $25 million revolving line of credit with Bank of Nova Scotia.  The Company’s primary focus is to provide loans and its cash and debt balances will vary depending on the timing of loans advanced and repaid.

During the six months ended June 30, 2007, the Company arranged $112.5 million of new loans, $84.5 million net of the Company.  During the second quarter of 2007, the Company arranged $63.0 million in new loans, $58.7 million net to the Company.

During the six months ended June 30, 2007, $129.8 million of loans were repaid, $107.0 net to the Company.  During the second quarter of 2007, $83.0 million of loans were repaid, $68.1 million net of the Company.

As at June 30, 2007, the Company had entered into agreements to advance funds up to $25.2 million.  Advances under these agreements are subject to a number of conditions including due diligence and completion of documentation.
The Company’s loan portfolio as at June 30, 2007 was $240.0 million comprised of 88% real estate mortgages, 10% in the resource sectors and 2% in other sectors.  As at June 30, 2007, 61% of the loan portfolio is scheduled to mature within a year.

The Company had approximately $23.0 million of loans in default as a result of certain principal and/or interest payments being in arrears as at June 30, 2007.  The Company has not made any allowance for credit losses, as the Company expects to collect the full carrying value of its loan portfolio.  Subsequent to the second quarter, $4.7 million of loans in default were repaid, reducing the number of loans in default from four to two.

For the six months ended June 30, 2007, cash flow from operations provided $12.8 million as compared to $13.4 million for the comparative period in 2006.

Management is not aware of any trends or expected fluctuations that would create any liquidity deficiencies.  The Company believes that cash flow from continuing operations and existing cash resources will be sufficient to meet the Company’s short-term requirements, as well as ongoing operations, and will be able to generate sufficient capital to support the Company’s business.

The Company has contractual obligations for its leased office space in Vancouver and Toronto.  The total minimum lease payments for the years 2007 – 2012 are $3,325,000.

	Obligation due by period
Type of Contractual Obligation	Total	Less than 1 Year	1 - 3 Years	3 – 5 Years	More than 5 Years
Office Leases	$3,325,000	$305,000	$2,182,000	$838,000	$-
Loan Commitments	$25,200,000	$25,200,000	-	-	-
Total	$28,525,000	$25,505,000	$2,182,000	$838,000	$-

4.	RELATED PARTY TRANSACTIONS

For the six months ended June 30, 2007, the Company received $nil (2006 - $0.6 million) in interest and fees from related parties by virtue of having certain directors and officers in common.

For the six months ended June 30, 2007, the Company received $0.3 million (2006 - $0.6 million) in advisory, management and finder’s fees from parties related by virtue of having certain having directors and officers in common. Other assets include $0.4 million of non-transferable securities held in either private or publicly traded companies related by virtue of having certain directors and officers in common.

For the six months ended June 30, 2007, the Company received $40,000 (2006-$28,000) in syndication loan administration fees from parties related by virtue of having certain directors and officers in common.

Marketable securities and investments include $12.0 million (December 31, 2006 - $9.1 million) of shares held in publicly traded companies related by virtue of having certain directors and officers in common. For the six months ended June 30, 2007, the Company recorded a gain on disposal of securities of $2.2 million (2006 - $9.0 million) from parties related by virtue of having certain directors and officers in common.

Included in accounts payable at June 30, 2007 is $2.4 million due to employees, consultants and officers related to incentive plan compensation.

5.	SUBSEQUENT AND PROPOSED TRANSACTIONS

The Company has no subsequent and proposed transactions to report.

6.	OFF BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements.

7.	OUTLOOK

As at June 30, 2007, the Company had $26.2 million of cash on hand.  Reinvestment of the Company’s cash as loans are repaid is the primarily focus of management.  The Company is not planning any material changes in the make-up of its lending business, although the precise composition of its loan portfolio may vary somewhat from the currently existing percentages as loans are made in the context of market conditions.  The Canadian mortgage markets remain stable however given the uncertainty with the US economy, management has adopted more stringent loan screening and due diligence guidelines and will hold cash and other liquid investments rather than invest in loans that do not meet these requirements.

During the upcoming year, the Company may hire additional employees and raise equity or debt required to fund the growth of the Company’s loan portfolio (also refer to Liquidity).

8.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s accounting policies are described in Note 3 of its restated audited consolidated financial statements for the years ended December 31, 2006 and 2005.  Management considers the following policies to be the most critical in understanding the judgments and estimates that are involved in the preparation of its consolidated financial statements and the uncertainties which could materially impact its results, financial condition and cash flows.   Management continually evaluates its assumptions and estimates; however, actual results could differ materially from these assumptions and estimates.

Provision for Loan Losses

Loans are stated net of an allowance for credit losses on loans in default. Such allowances reflect management’s best estimate of the credit losses in the Company’s loan portfolio and judgments about economic conditions.  The evaluation process involves estimates and judgments, which could change in the near term, and result in a significant change to a recognized allowance.

The Company’s Credit Committee reviews its loan portfolio at least on a quarterly basis and specific provisions are established on a loan-by-loan basis.  In determining the provision for possible loan losses, the Company considers the following:

• length of time the loans have been in arrears;
• the overall financial strength of the borrowers;
• the nature and quality of collateral and, if applicable, guarantees;
• secondary market value of the loans and the collateral; and
• the borrower’s plan, if any, with respect to restructuring the loans.

Valuation of Investments

The Company’s investments are primarily held in public companies.  Effective January 1, 2007, investments are recorded on the balance sheet at their fair value.  Fair value is determined directly by reference to quoted market price in an active market.

Future Tax Assets and Liabilities

The Company has recognized a future tax asset based on the likely realization of tax losses which are to be utilized against future earnings.  The Company will reassess at each balance sheet date its existing future income tax assets, as well as potential future income tax assets that have not been previously recognized.  In determining whether an additional future income tax asset is to be recognized, the Company will assess its ability to continue to generate future earnings based on its current loan portfolio, expected rate of return, the quality of the collateral security and ability to reinvest the funds.  If an asset has been recorded and the Company assesses that the realization of the asset is no longer viable, the asset will be written down.  Conversely, if the Company determines that there is an unrecognized future income tax asset which is more-likely-than-not to be realized, it will be recorded in the balance sheet and statement of earnings.

The Company has also recognized a future tax liability related to its former U.S. based operations.

9.	CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Effective January 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3855 Financial Instruments – Recognition and Measurement, Section 3865 Hedges and Section 1530 Comprehensive Income (the “Financial Instrument Standards”).  As the Company has not undertaken any hedging activities, adoption of Section 3865 currently has no impact on the Company.  Prior to January 1, 2007, the principal accounting policies affecting the Company’s financial instruments were: marketable securities were valued at the lower of average cost and market value, investments were valued at cost or at cost less amounts written off to reflect any impairment in value considered to be other than temporary, loans were stated net of an allowance for credit losses on loans in default and other assets were valued at their net realizable value.

The adoption of the Financial Instrument Standards requires the presentation of a separate statement of comprehensive income.  Loans are recorded at amortized cost, subject to impairment reviews.  Fees received for originating the loan are netted against the loan’s cost and is recognized in net earnings using the effective interest method.  Investments and marketable securities are recorded in the consolidated balance sheet at fair value.  Fair value is determined directly by reference to quoted market prices in an active market.  Changes in fair value of marketable securities are recorded in income and changes in the fair value of investments have been reported in other comprehensive income.  The transitional adjustments in respect of these standards have been made to the opening marketable securities, investments and loan balances and adjusted through retained earnings and accumulated other comprehensive income, as at January 1, 2007.  Prior periods have not been restated.

As a consequence of adopting the Financial Instrument Standards at January 1, 2007, retained earnings increased by $1.6 million, currency translation adjustment decreased by $2.1 million and accumulated other comprehensive income increased by $4.3 million.  These movements reflect an increase of $0.4 million in marketable securities, $3.4 million increase in investments, a decrease in deferred interest and loan fees of $4.6 million and a decrease in loans of $4.6 million.  These adjustments represent the net gain on measuring the fair value of held for trading and available for sale investments, which had not been recognized on a fair value basis prior to January 1, 2007.

10.	DISCLOSURE OF OUTSTANDING SHARE DATA

As at August 2, 2007, the Company had the following common shares, stock options and compensation options outstanding:

Common shares	146,031,978
Stock options	10,804,250
Compensation options	214,425
Fully diluted shares outstanding	157,050,653

Dividends

As a reflection of the continued profitability in the Company’s business, on May 9, 2007 its board of directors approved an increase in its quarterly dividend rate from $0.02 to $0.025.

11.	RISKS AND UNCERTAINTIES

Additional risks factors are disclosed under “Risk Factors” in the Annual Information Form filed on SEDAR at www.sedar.com.

Liquidity Risk

The Company maintains a sufficient amount of liquidity to fund its obligations as they come due under normal operating conditions.  As at June 30, 2007, 61% of the value of the loan portfolio is scheduled to mature within a year.

Credit Risk

Credit risk management is the management of all aspects of borrower risk associated with the total loan portfolio, including the risk of loss of principal and/or interest from the failure of the borrowers to honour their contractual obligations to the Company.

The Company generally provides real estate mortgages to approximately 75% of the value of the security and generally provides commercial bridge loans to primarily publicly traded development stage companies to approximately 50% of the value of guarantees and security (also refer to results of operations for current loan composition details).  The Company provides for loan losses on a specific loan basis and has no provision as at June 30, 2007.

12.	FORWARD LOOKING INFORMATION

These materials include certain statements that constitute “forward-looking statements” within the meaning of Section 27A of the United States Securities Actof 1933 and Section 21E of the United States Securities Exchange Act of 1934.  These statements appear in a number of places in this document and include statements regarding our intent, belief or current expectation and that of our officers and directors.  Such forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  When used in this document, words such as “believe”, “anticipate”, “estimate”, “project”, “intend”, “expect”, “may”, “will”, “plan”, “should”, “would” “contemplate”, “possible”, “attempts”, “seek”, and similar expressions are intended to identify these forward-looking statements.  These forward-looking statements are based on various factors and were derived utilizing numerous assumptions that could cause our actual results to differ materially from those in the forward-looking statements.  Accordingly, you are cautioned not to put undue reliance on these forward-looking statements.  Forward-looking statements include, among others, statements regarding our expected financial performance in future periods, our plan of operations and our business strategy and plans or budgets.

13.	MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Internal Disclosure Controls and Procedures

The Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate disclosure controls and procedures.  Disclosure controls and procedures are designed to ensure that information required to be disclosed in the Company’s filings under securities legislation is accumulated and communicated to management, including the CEO and CFO as appropriate, to allow timely decisions regarding public disclosure.  They are designed to provide reasonable assurance that all information required to be disclosed in these filings is recorded, processed, summarized and reported within the time periods specified in securities legislation.  The Company reviews its disclosure controls and procedures; however, it cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud.

As of December 31, 2006, the Company’s management, including the CEO and CFO, concluded an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures.  Based on this evaluation, the CEO and CFO were of the view that the Company’s disclosure controls and procedures were effective.

Subsequent to December 31, 2006, this evaluation was revisited in connection with the preparation of the restated financial statements for the years ended December 31, 2006, 2005 and 2004 and three months ended March 31, 2007.  In view of the restatement of financial statements described above, the CEO and CFO have concluded that a material weakness existed in the Company’s internal disclosure controls and procedures as of December 31, 2006, related specifically to certain tax filings and computation of future tax provisions.  Management recognizes that improvements are required and is taking appropriate action to remediate deficiencies by the end of 2007.

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.  Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company’s management has evaluated the effectiveness of internal control over financial reporting.  Based on this evaluation, management has concluded that internal control over financial reporting was not wholly effective as of December 31, 2006, specifically as it related to the determination of tax provisions, as noted in “Internal Disclosure Controls and Procedures”.